UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1. Name of the Registrant:

MEI Pharma, Inc. [CIK: 0001262104]

2. Name of Person Relying on Exemption:

Scott Klarquist

3. Address of Person Relying on the Exemption:

Available Upon Request

4. Written Material. The following written materials are attached:

Letter to MEIP Shareholders, dated September 21, 2023.

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written material follows)

Open Letter to MEIP Shareholders:

September 21, 2023

Dear Fellow MEI Pharma Shareholders,

I am writing to communicate my views on the consent solicitation being made by Anson Advisors Inc. and Cable Car Capital LLC (the "Anson and Cable Car Group"), as described in their preliminary consent statement filed with the SEC on August 4, 2023. I support the consent solicitation for the following reasons:

1. The company has made what I believe are materially false and/or misleading statements in its SEC filings, specifically in its consent revocation statement filed on EDGAR on September 15, 2023, as follows:

  COMPANY CLAIM:"Our Directors bring strong track records in the life sciences industry." FACT: The track records of MEIP's current management and board appear to me to be woefully deficient. MEIP stock is down 92% over the past 5 years on the watch of the current directors, most of whom have been on the board or employed by the company during that entire period. In addition, Director (and former MEIP CEO from 2010 to 2023) Daniel Gold's prior drug company, Prospect Therapeutics, apparently went bankrupt in 2009, just before his tenure began at MEIP (see Biospace.com article dated May 13, 2009). While anyone can dress up a resume with various directorships to look impressive, at the end of the day the scoreboard (the stock price) is the scoreboard.

    COMPANY CLAIM: "The Anson and Cable Car Group is opportunistically trying to wrest control of the Company from you and your duly elected Board without paying an appropriate control premium." FACT: This is patently false, as the prior offer made by the Anson and Cable Car Group of $8/share in cash plus a CVR representing the right to receive 80% of the net proceeds from any license or disposition of MEIP's clinical assets, as set forth in their letter to MEIP Chairman Charles Baltic dated May 23, 2023 (the "Anson/Cable Car Proposal"), was substantially in excess of the pre-offer trading range for MEIP stock of approximately $4 to $5 per share (and, in fact, remains substantially higher than the stock price of $6.62/share as of COB on September 21, 2023). Moreover, when did incumbent MEIP management and board ever pay us, the stockholders, a premium to compensate us for their control over the company?
    COMPANY CLAIM: "[The Anson and Cable Car Group] now say[s] that their previously stated reasons for removing the Board without cause provide a basis to remove the entire Board for cause. But simply saying "cause" exists does not make it so. Like their solicitation to remove directors without cause, much of the Anson and Cable Car Consent Solicitation is dedicated to reasons why those opportunistic stockholders disagreed with the Board's strategy of pursuing the Merger. However, a disagreement over a business judgment - particularly a business judgment supported by the holders of nearly 48% of the shares present at the Merger Special Meeting - does not constitute cause." FACT: Less than 30% of MEIP's outstanding shares voted in favor of the INFI Bailout transaction, despite both ISS and Glass Lewis advocating a YES vote. In addition, MEIP leadership's obstinate refusal to even discuss the Anson/Cable Car Proposal with the Anson and Cable Car Group represents, in my view, such an egregious abdication of the board's duty of loyalty and care to MEIP shareholders that it, in and of itself, justifies their removal for cause.

  2. The current MEIP management team and board are not financially aligned with us, the shareholders. As described on page 15 of MEIP's Consent Revocation Statement, MEIP directors and management own less than 35,000 shares of stock outright, representing a miniscule 0.5% of the outstanding equity, notwithstanding their fairly lengthy tenures at the company. None of these folks has purchased a significant number of shares on the open market recently, despite their full-throated protestations that the Anson/Cable Car Proposal of $8/share plus a CVR materially undervalues our stock. In fact, during the past 3 years, there has been only one insider purchase of MEIP stock (by Charles Baltic in February 2023, in the amount of approximately $18,300).

  3. All of this could have been avoided had MEIP's leadership simply sat down with the Anson and Cable Car Group and cooperatively worked out a solution to the current impasse. For example, one solution that could cut the Gordian Knot would be for our company to use a relatively small portion of its large cash hoard to conduct a partial tender offer for its stock. As of March 31, 2023, this cash hoard amounted to $112 million, or about $17/share. If, for example, the company commenced a tender offer for, say, 33% of the outstanding stock (or about 2.2 million shares) at $9 to $10 per share, this would require an outlay of under $20 to $22 million. In doing so, the company could hoover up millions of shares owned by MEIP holders who do not believe in the current company leadership and/or MEIP's drug pipeline, by offering them liquidity to exit the stock at a reasonable premium to the recent share price. Those MEIP holders remaining (i.e., those not tendering) presumably would be much more supportive of the current regime than those exiting, truly a "win/win" proposal for all constituencies. All that is needed is for the MEIP board to awaken from its entrenchment reveries and seize the tender offer opportunity, which, if their glorious predictions of future business success prove accurate, would inure greatly to the benefit of those holders who decide to back current management.

  FOR THE FOREGOING REASONS, I INTEND TO VOTE WITH THE ANSON/CABLE CAR GROUP ON THE WHITE CONSENT CARD AND I STRONGLY URGE MY FELLOW MEIP SHAREHOLDERS TO DO LIKEWISE.

  Source:

  Scott Klarquist

  CIO, Seven Corners Capital Management, LLC

  info@sevencornerscapital.com

  (646) 592-0498